Filed by Belden Inc.
Pursuant to Rule 425
Under the Securities Act of 1933, as amended
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934, as amended
Subject Company: Belden Inc.
Subject Company’s Commission File No.: 1-12280

This filing relates to a planned merger between Belden Inc. (“Belden”) and Cable Design Technologies Corporation (“CDT”) pursuant to the terms of an Agreement and Plan of Merger, dated as of February 4, 2004, as amended by Amendment No. 1 thereto, dated as of May 25, 2004, (the “Merger Agreement”), among CDT, BC Merger Corp. and Belden. The Merger Agreement is on file with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K filed by Belden on February 5, 2004 and the amendment thereto is on file as exhibit 2.2 to CDT’s Registration Statement on Form S-4, initially filed on March 24, 2004, and each is incorporated by reference into this filing.

NEWS RELEASE

FOR IMMEDIATE RELEASE

June 3, 2004

BELDEN AND CDT SET SHAREHOLDER MEETINGS FOR JULY 15, 2004

St. Louis, Missouri, and Schaumburg, Illinois — Belden Inc. (NYSE:BWC) and Cable Design Technologies Corporation (NYSE:CDT) have set July 15, 2004, as the date for Belden’s annual shareholder meeting and CDT’s special shareholder meeting. The merger of the two companies, which was announced in February, requires the approval of shareholders of both companies. If approved, the merger will take place upon the close of business on the shareholder meeting date, or within one or two business days after the meetings.

Additionally, CDT’s registration statement on form S-4 was declared effective by the SEC today, June 3, 2004. The registration statement includes the joint proxy statement and merger prospectus for Belden and CDT. The companies will commence the mailing of proxy materials to shareholders as soon as possible so that shareholders may vote on the merger and other matters.

The companies received notice in March from the Federal Trade Commission of early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in connection with their proposed merger. Other regulatory filings have been completed and waiting periods have expired without comment.

The combined company, to be called Belden CDT Inc., expects to continue to trade on the New York Stock Exchange under the new ticker symbol BDC. Belden CDT will be among the largest U.S.-based manufacturers of high-speed electronic copper cable and will focus on products for the specialty electronics and data networking markets, including connectivity.

Additional Information and Where to Find It

Stockholders of Belden and CDT are urged to read the definitive joint proxy statement-prospectus filed with the SEC on June 3, 2004 and the other relevant materials relating to the proposed transaction before voting or making any investment decision with respect to the proposed transaction because these materials contain important information about Belden, CDT and the proposed transaction. The definitive joint proxy statement-prospectus will be sent to the stockholders of Belden and CDT seeking their approval of the proposed transaction. Stockholders may obtain a free copy of these materials and other documents filed by Belden or CDT with the SEC at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement-prospectus may also be obtained from CDT at 1901 North Roselle Road, Schaumburg, IL 60195, or from Belden at 7701 Forsyth Boulevard, Suite 800, St. Louis, MO 63105. In addition, stockholders may access copies of the documents filed with the SEC by Belden on Belden’s website at www.belden.com and stockholders may access copies of the documents filed with the SEC by CDT on CDT’s website at www.cdtc.com.

Participants in the Transaction

CDT, Belden and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the directors and executive officers of CDT and their ownership of CDT shares and information about the directors and executive officers of Belden and their ownership of Belden stock is set forth in the definitive joint proxy statement-prospectus of Belden and CDT filed with the SEC on June 3, 2004.

Forward-Looking Statements

This release contains, in addition to statements of historical fact, certain forward-looking statements. These forward-looking statements involve risk and uncertainty. Actual results could differ from those currently anticipated due to a number of factors including those mentioned in documents filed with the SEC by Belden and CDT. Forward-looking statements are based on information available to management at the time, and they involve judgments and estimates. There can be no assurance as to the timing of the closing of the merger, or whether the merger will close at all, or that the expected synergies and cost savings will be realized. Factors that could cause results to differ from expectations are discussed in Belden’s Annual Report on Form 10-K for the year ended December 31, 2003, filed with the SEC on March 4, 2004, and amended on April 28, 2004; Belden’s current report on Form 8-K filed May 26, 2004; and CDT’s Registration Statement on Form S-4 filed with the SEC on June 3, 2004, which includes the definitive joint proxy statement-prospectus for Belden and CDT. Belden assumes no responsibility to update any forward-looking statements as a result of new information or future developments.

About Belden

Belden is linking people and technology by designing, manufacturing, and marketing electronic cable products for the worldwide broadcasting, industrial, data networking and communications markets. Visit Belden’s website at www.belden.com.

About CDT

Cable Design Technologies (www.cdtc.com) is a leading designer and manufacturer of high-bandwidth network connectivity products used in computer interconnect, switching and wireless applications and electronic data and signal transmission products that are used in automation and process control and specialty applications.

Contact:	Belden
Dee Johnson, Director, Investor Relations
(314) 854-8054

Cable Design Technologies
Chuck Cohrs, Treasurer
(847) 230-1836

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